Explanation of Responses:
(1)  Disposed of pursuant to the closing on June 10, 2016 of a cash tender offer by Tulip Acquisition Corporation, a Delaware corporation (“Merger Subsidiary”), which is a subsidiary of OC Acquisition LLC, a Delaware limited liability company, which is a subsidiary of Oracle Corporation, a Delaware corporation.
(2)	David G. Patterson, Chief Executive Officer and Chairman of Northwater Capital Management Inc., a corporation formed under the laws of the Province Ontario (“NCMI”), and Chief Executive Officer and Chairman of Northwater Capital Inc., a corporation formed under the laws of the Province of Ontario (“NCI”), served on the board of directors of the Issuer as a representative of NCI and NCMI. NCI is the direct parent of NCMI, which is the manager of Northwater Intellectual Property Fund L.P. 3A, a Delaware limited partnership (“NIP LP 3A”), Northwater Intellectual Property Fund L.P. 2, a Delaware limited partnership (“NIP LP 2”) and Northwater Intellectual Property Fund L.P. 1, a Delaware limited partnership (“NIP LP 1”, and together with NIP LP 2 and NIP LP 3A, the “Funds”). The Reporting Persons had an indirect pecuniary interest in the shares of common stock of the Issuer, par value $0.001 per share (“Common Stock”). Each of Mr. Patterson, NCI and NCMI disclaims beneficial ownership of all shares of Common Stock that were held directly by the Funds, except to the extent of any indirect pecuniary interest therein. In addition, Mr. Patterson and NCI directly held shares of Common Stock. Each of NCI and NCMI disclaims beneficial ownership of all shares of Common Stock that were held directly by Mr. Patterson, and NCMI disclaims beneficial ownership of all shares of Common Stock that were held directly by NCI. Mr. Patterson disclaims beneficial ownership of all shares of Common Stock that were held directly by NCI, except to the extent of any indirect pecuniary interest therein. In his capacity as a director of the Issuer, the Reporting Person was granted stock options by the Issuer. Pursuant to an agreement between the Reporting Person and NCMI, the Reporting Person received such stock options as nominee for NCMI. NCMI is entitled under the agreement to all economic benefits of such stock options. The Reporting Person disclaims beneficial ownership of such stock options except to the extent of any indirect pecuniary interest the Reporting Person may have therein resulting from the Reporting Person's ownership interest in NCI and NCI's ownership interest in NCMI.
(3)	Held directly by NCI.
(4)	Held directly by NIP LP 3A.
(5)	Held directly by NIP LP 2.
(6)	Held directly by NIP LP 1.
(7)	This option was canceled in the merger between the Issuer and Merger Subsidiary in exchange for a pre-tax cash payment of $55,112.64, representing the difference between the exercise price of the option and the merger consideration of $26.00 per share.
(8)	This option was canceled in the merger between the Issuer and Merger Subsidiary in exchange for a pre-tax cash payment of $113,564.00, representing the difference between the exercise price of the option and the merger consideration of $26.00 per share.